

ILICON LABORATORIES

2002 Annual Report




03017155


RECD S.E.C.
MAR 1 9 2003
1086

Excellence is the only option.

Silicon Laboratories Inc. is a global leader in the innovation of mixed-signal integrated circuit (IC) technology. The company applies its renowned design expertise to develop proprietary analog-intensive mixed-signal IC solutions that are implemented in CMOS. These products offer significant advantages in performance, size, cost, and power consumption over traditional solutions.

Silicon Laboratories' product portfolio includes solutions targeted at leading wireless, wireline, and optical communications applications. As of December 28, 2002, the company had been issued or applied for 161 patents on these innovative solutions.

Silicon Laboratories was founded in 1996 and is based in Austin, Texas. The company's common stock is traded on the Nasdaq National Market under the symbol "SLAB."


SILICON LABORATORIES

Financial Highlights (in thousands, except per share data)

Year	*2002*	*2001*	*2000*	*1999*	*1998*
Revenues	$182,016	$74,065	$103,103	$46,911	$5,609
Research and development	32,001	28,978	19,419	8,297	4,587
Operating income (loss)	30,989	(51,247)	22,973	14,661	(3,452)
Net income (loss)	20,717	(45,573)	14,017	11,040	(3,397)
Earnings (loss) per share – diluted	0.41	(0.99)	0.29	0.25	(0.37)
Non-GAAP financial measures:*					
Adjusted operating income (loss)	36,199	(6,899)	30,435	15,637	(3,444)
Adjusted net income (loss)	25,927	(1,225)	21,479	12,016	(3,389)
Adjusted earnings (loss) per share – diluted	0.51	(0.03)	0.44	0.28	(0.37)


Revenues (in millions)
60
55
50
45
40
35
30
25
20
15
10
5
0
$14.4
$16.1
$19.9
$23.6
$28.8
$41.2
$51.8
$60.2
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2001
2002


Adjusted Net Income (Loss) (in millions)*
15
10
5
0
-$1.2
-$1.5
-$0.3
$1.7
$1.7
$4.0
$9.2
$11.1
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2001
2002

* *Excluding charges relating to amortization of goodwill, deferred stock compensation, write-off of in-process research and development, and impairment of goodwill and other intangible assets. See Reconciliation Table of GAAP to Non-GAAP Financial Measures provided on page 46.*

"Excellence is our only option."

Nav Sooch, Chairman and Chief Executive Officer



Letter to the Shareholders

Silicon Laboratories experienced a period of tremendous growth in 2002. We are pleased to report annual revenues of $182 million, which are the highest level in the company's history and 146% greater than our 2001 revenues. We have returned seven consecutive quarters of double-digit revenue growth, resulting from our focused efforts to expand both our customer base and our product portfolio. Additionally, we achieved adjusted operating margins before certain non-cash charges of 26% in the fourth quarter of 2002, which exceeded our corporate goal.* During 2002, we also expanded our operations with a larger global sales and marketing presence and enhanced test capabilities at our Austin facility and with our partners in Asia.

The philosophy that excellence is our only option infuses our corporate culture and is essential to Silicon Laboratories' stability, growth, and potential. Since the company's inception, we have demonstrated the ability to successfully execute our business plans. We have grown a strong, diversified business based on innovative technology, a drive to succeed, and a unique vision of the future.

Our Innovation

Silicon Laboratories' success is a direct result of our best-in-class engineering team. Analog-intensive mixed-signal design expertise is extremely difficult to find. Silicon Laboratories' 199 engineers include designers with more than 10 years' average experience. In a field less than 20 years old, this team represents the best talent in the industry.

Our engineering team has a proven track record of developing innovative products that are quickly and successfully designed into leading applications, including a number of industry-first solutions like the silicon DAA, single-chip RF synthesizer, and 100% CMOS GSM transceiver. These solutions moved quickly from inception to widespread adoption and command significant market share in their respective segments.

We continue to grow our engineering team with both experienced industry veterans and new graduates from the nation's top universities. A challenging and creative environment, the ability to move among projects to tackle new technical problems, and the opportunity to work with

See Reconciliation Table of GAAP to Non-GAAP Financial Measures on page 46.

the top engineering minds in the industry allow us to add superior talent to our founding engineering team. Silicon Laboratories' engineers and their unique ability to innovate will remain a key differentiator for the company.

Our Drive

The passion demonstrated by our engineering team and its ability to design the world's leading mixed-signal ICs is also reflected in our marketing, sales, manufacturing, and applications efforts. Our employees truly are enthusiastic about Silicon Laboratories and are driven to work hard to ensure the company's success.

Driven to Create. During 2002, we introduced several new products, including next-generation silicon DAAs, a wideband ProSLIC® solution, a new precision clock IC, and the Aero+ GSM transceiver. Each of these products leverages an existing core technology into new applications, extending our leadership in the wireless, wireline, and optical areas.

We remain committed to our research and development efforts in each of these areas. Today, we have the largest new product development pipeline in the company's history and expect to roll out several new products in 2003. We continue to view our intellectual property as key to our success, both as an indicator of the uniqueness of our technology and as a barrier to entry for our competition.

Driven to Grow. Multiple product areas generated meaningful revenues in 2002, underscoring the strength of our business. The ISOmodem™, ProSLIC, RF synthesizer, silicon DAA, and Aero™ transceiver revenues all grew significantly during the year.

The Aero transceiver demonstrated the most significant growth in 2002. Based on its innovative architecture, which significantly reduces required board space and component count in cellular designs, the Aero transceiver has been adopted by twenty leading GSM handset and module manufacturers.

Because of the faster-than-expected ramp of the Aero transceiver, we were required to quickly expand our test capacity to support product demand. Despite the increased capital expenditures associated with this test equipment expansion and the normal manufacturing demands early in a production ramp of this magnitude, our gross margins during 2002 averaged a strong 56.1% of overall revenues. By the end of 2002, we had successfully expanded our Austin manufacturing facilities to meet the demand for Aero and streamlined the product's manufacturing process. We also added off-shore test capabilities that expand our capacity, reduce cycle time, and have a higher return on investment.

We maintained a strong focus in 2002 on expanding our global presence in support of our growing international business. In 2002, more than two-thirds of our business was in Asia and Europe. To provide real-time technical support to our existing customers and sales support to the growing business, we added or expanded facilities in France, the United Kingdom, Japan, China, and Taiwan during the year.

Our Vision

At Silicon Laboratories, we have a strong vision: we strive to be the global leader in mixed signal IC technology. Our ability to set a clear vision for the company and lead the worldwide team is essential to the company's success and long-term growth.

Vision for the Coming Year. We remain committed to all areas of our company and expect business, revenue, and earnings per share growth to continue in 2003. We are expanding R&D efforts in each product area with thirteen new products currently under development. We expect to announce both new derivative products and new fundamental cores in 2003. Additionally, we plan to leverage our technology into new application areas.

We believe revenue growth in 2003 will be driven by new customers, market share gains, and higher ASPs generated by next-generation products with additional functionality. As an example, the higher-speed ISOmodems command ASPs of up to three times those of the original ISOmodem products. Our next-generation DAAs, new wireless products, and Dual ProSLIC all present the opportunity for ASP growth. Additionally, we expect to see more products generating revenues in 2003, further expanding the company's growth potential.

In 2003, we expect all three of our product areas to grow. This speaks to the strength of our company and makes us less dependent on a single product, customer, or market for the overall health of our business. We plan to outsource more product testing to off-shore facilities, which is a more capital-efficient model.

Vision for the Future. As the trends toward increased integration and performance continue, we believe Silicon Laboratories is positioned to capture significant market share with our current products and to continue to lead the industry with new innovations. Because our designs are implemented in CMOS, the ground is paved to enable further integration of digital functionality. This continued integration will drive higher ASPs while providing our customers with improved performance, reduced board space requirements, and lower overall system cost.

Our expertise in analog-intensive mixed-signal IC design gives Silicon Laboratories a significant long-term advantage over the competition. We have a strong track record of designing and developing innovative technologies that receive strong positive response from customers. Our engineers have designed and patented numerous fundamental core architectures that are changing the way digital communications systems are designed. We will remain focused on analyzing, identifying, and designing new core technologies as we grow our business with our ever-broadening product portfolio.

Our world-class sales, marketing, and applications teams will continue to concentrate on supporting existing customers and cultivating and leveraging new relationships. We plan to continue to add personnel to these teams world-wide in 2003. We believe that our expanded global presence will drive continued growth in Asia and Europe.

Overall, Silicon Laboratories remains uniquely positioned in the semiconductor industry. We have sustained growth even during the most challenging market conditions. The strength of our business strategy and the unwavering focus of our team have led the company to enviable levels of success. We are committed to excellence in all areas of our business and will continue to execute to our goal of global leadership in mixed-signal IC technology.



Nav Sooch
Chairman and Chief Executive Officer



Daniel Artusi
President and Chief Operating Officer



Russell Brennan
Vice President and Chief Financial Officer




SILICON LABORATORIES

"Our engineering teams are focused on developing the industry's most innovative analog-intensive mixed-signal IC technology."

Dave Pietruszynski, Director of Engineering

Voice over Broadband Products

Silicon Laboratories' ProSLIC provides voice over DSL capabilities in next-generation DSL modems.





Our Innovation

Our ability to innovate positions us as the industry's pre-eminent analog-intensive mixed-signal IC technology company. Silicon Laboratories has a strong history of designing groundbreaking solutions in CMOS that represent not just incremental improvements in technology but huge technological leaps. Our products provide significant performance, space, and cost advantages to our customers.

Numerous products in Silicon Laboratories' portfolio illustrate the company's ability to innovate, beginning with our first product, the silicon DAA. Our engineers were able to implement the required isolation in two tiny CMOS ICs, eliminating costly and bulky external components. Ultimately, our DAAs captured a dominant share of the V.90 modem market and were leveraged into a number of other successful derivative products including a full family of DAA solutions and the ISOmodem embedded modem products. As the world's smallest complete modem solution, the ISOmodem is ideal for applications including satellite set-top boxes, security systems, point-of-sale terminals, and digital video recorders. The ProSLIC subscriber line interface circuit, shown above, targets the growing voice over broadband market and adds voice communications capabilities to customer premises equipment (CPE). The full family of ProSLIC solutions covers the full range of CPE to central office (CO) applications.

In the wireless area, the company provides a family of monolithic RF synthesizers that serve a wide range of wireless applications, including GSM/GPRS cellular terminals, ISM-band applications, XM satellite radio receivers, and 3G cellular products. Silicon Laboratories also offers the Aero GSM transceiver products, which are the world's only 100% CMOS cellular transceivers and are designed into over 60 leading GSM handsets.

Silicon Laboratories' optical products include clock and data recovery solutions, high-speed transceivers and precision clock ICs for a wide variety of optical communications and test equipment applications.

Silicon Laboratories has applied for or received over 161 patents as of the end of 2002 across all three product areas. These patents, which are fundamental architectural patents, both underscore the innovative nature of Silicon Laboratories' designs and provide a barrier to entry for competition. With the combination of the difficulty of the designs and the strong patent portfolio, we believe Silicon Laboratories often leads the competition by several years.

Silicon Laboratories possesses a unique ability to create innovative wireless, wireline, and optical products, which we believe will continue to drive the company's success going forward.



"We are driven to achieve the highest standards throughout the company."

Shuang Pan, Senior Test Engineer

Wireless Applications

Silicon Laboratories' single chip RF synthesizer is the industry's most integrated synthesizer solution for a wide range of wireless applications.





Our Drive

Our drive to develop the industry's best technology and provide world-class support to our customers has resulted in Silicon Laboratories' enviable success and growth. Throughout the company, Silicon Laboratories' employees possess a true passion for the technology we bring to market, which results in a will-to-win attitude that is unequaled in the industry.

The drive to succeed embraced by Silicon Laboratories' employees is instilled by an experienced, focused, and respected management team. This team has extensive experience with developing innovative technology and growing billion dollar businesses. The best practices, integrity, and enthusiasm demonstrated by the management team inspire each employee to work hard to further the success of the company.

Our drive is reflected in our engineers' ability to resolve engineering challenges with innovative solutions. An example of this is Silicon Laboratories' very successful single-chip RF synthesizer, shown above. Our RF synthesizer is the world's smallest and best performing synthesizer solution, providing our customers with the smallest footprint and associated board space and cost savings. Our RF synthesizer business has expanded beyond the mobile phone space that we originally targeted into applications including satellite radio receivers, such as the one featured above.

Each area of Silicon Laboratories' business reflects the drive of our employees. Our sales, marketing, and applications efforts show our determination to provide comprehensive technical support and to foster strong customer relationships. We have established or expanded our operations offshore to support customers' needs and cultivate new relationships. Overall, customers find our marketing and sales teams to be technically savvy, responsive, and thorough.

Our manufacturing efforts consistently meet the fast-growing customer demand for our products. As an ISO 9001-certified manufacturer, Silicon Laboratories adheres to the highest quality standards in the industry and endeavors to provide superior products and service.

Our drive to achieve excellence in all areas of our business establishes Silicon Laboratories as a market leader and helps to ensure our future success.

"We have a solid vision for the future and remain focused on developing breakthrough analog-intensive mixed-signal IC technology."

Brad Fluke, Vice President



GSM Cellular Handsets

Silicon Laboratories' 100% CMOS Aero GSM transceiver is the industry's most integrated RF front-end solution for leading cellular handsets.





Our Vision

Our vision for Silicon Laboratories is to establish the company as the industry's technology leader by identifying, designing, and marketing best-in-class mixed-signal IC solutions. Our strategy is to leverage our superior mixed-signal design expertise into growth-oriented applications with long-term potential and multiple customers. We will provide innovative, high-performance products, systems, and solutions that bring added value to customers in markets where we can establish and sustain a distinct competitive advantage. In our six-year history, we have taken huge strides toward our vision. During even the most challenging market conditions, we have remained focused and continued to successfully execute our original business plans. The growth path of Silicon Laboratories underscores the strength of the company's vision and serves as a positive indicator of our future potential.

To support our vision, we listen carefully to our key customers' needs and then employ a stringent set of criteria when identifying new products. Our goal is to design first-of-a-kind solutions for large market opportunities. We seek to establish a sustainable competitive advantage through the strength of our intellectual property and to create products with long life cycles and revenue streams that generate high gross margins. Finally, we strive to design and patent fundamental core technology that we can leverage into full families of products. By adhering to these strict criteria, we have been able to diversify our product portfolio, customer base, and revenue mix, creating a company that is growing quickly and is more resistant to fluctuating conditions typical of technology markets.

Because of the deep experience of the management and engineering teams at Silicon Laboratories, we are able to thoroughly assess market opportunities and develop new technology that is unparalleled in its integration, performance, and feature set. An example of this ability is the Aero GSM transceiver, pictured above. The Aero is a 100% CMOS transceiver for cellular applications and integrates the functionality of nearly 100 external discrete components required by traditional implementations, including expensive and bulky VCO modules, into our three-chip solution with a tiny footprint. Aero quickly achieved broad acceptance among leading GSM handset and module manufacturers, and, based on our estimates, captured 6% of this market just three quarters after volume production began.

While Aero is an interesting success story in our product portfolio, a key aspect of the company's vision is to be a broad-based supplier that is less dependent on a single product or market. To this end, Silicon Laboratories has strong R&D efforts focused on wireless, wireline, and optical products. We have introduced eight key product platforms that have each been leveraged into multiple derivative products.

Going forward, we believe that Silicon Laboratories is uniquely positioned to be a dominant force in the mixed-signal IC market. All of our core technologies are implemented in CMOS, which will ease the further integration of digital functionality in future derivatives. This integration is required as communications products continue to become smaller, less expensive, and more feature rich. As our success in digital communications products grows, we will continue to seek market opportunities outside of the communications space.

Based on the strength of our vision and our unique ability to execute our business plans, we believe that we are poised for tremendous growth in the future.



Our Innovation. Our Drive. Our Vision.

At Silicon Laboratories, we are uniquely positioned to be the pre-eminent supplier of analog-intensive mixed-signal IC solutions. We have a clear vision for the company and a proven track record of success. Our employees understand and embrace the company's vision, and are passionate and committed to quality in all areas of our operation. Ultimately, it is our ability to innovate that sets us apart from the competition as our engineering team designs and develops the world's leading mixed-signal technology.

Based on our strong vision, drive to succeed, and ability to innovate, Silicon Laboratories is an unmatched force in the mixed-signal IC industry. We remain focused on our goal of being the world's leader in the innovation of mixed-signal IC technology.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes, which appear elsewhere in this Annual Report. The information in this Annual Report contains forward-looking statements based on our current expectations. These forward-looking statements involve risks and uncertainties, and actual future results may differ materially from those projected in the forward-looking statements. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are: risks that we may not be able to maintain our historical growth rate; quarterly fluctuations in revenues and operating results; risks that we may not be able to manage strains associated with our growth; difficulties developing new products that achieve market acceptance; difficulties managing our international sales; credit risks associated with our accounts receivable; geographic concentration of our manufacturers, assemblers, test service providers and customers in the Pacific Rim subjects us to risks of natural disasters, war and political unrest; dependence on a limited number of products and customers; product development risks; intellectual property litigation risks including risks associated with our litigation with TDK Semiconductor; risks associated with the volatility of our stock price; and the competitive and cyclical nature of the semiconductor industry. For a discussion of these and other factors that could impact our financial results and cause actual results to differ materially from those in the forward-looking statements, please refer to our recent filings with the SEC, particularly our Annual Report on Form 10-K for the year ended December 28, 2002. Our fiscal year end financial reporting periods are a 52- or 53-week year ending on the Saturday closest to December 31st. Fiscal 2002 had 52 weeks and ended on December 28, 2002. Fiscal 2001 had 52 weeks and ended on December 29, 2001. Fiscal 2000 had 52 weeks and ended on December 30, 2000. Fiscal year 2003 will have 53 weeks with the extra week occurring in the fourth quarter.

Overview

We design and develop proprietary, analog-intensive mixed-signal integrated circuits (ICs) for the communications industry. Our innovative ICs can dramatically reduce the cost, size and system power requirements of the products that our customers sell to consumers. We currently offer ICs that can be incorporated into communications devices, such as wireless phones and modems, as well as cable and satellite set-top boxes, residential communication gateways for cable or DSL, and optical network equipment. Customers during fiscal 2002 included Agere Systems, Ambit, EchoStar, PC-TEL, Samsung, Smart Link, Sony, Texas Instruments, Thomson and Wavecom.

Our company was founded in 1996. Our business has grown rapidly since our inception, as reflected by our employee headcount, which increased to 364 employees at the end of fiscal 2002, from 279 employees at the end of fiscal 2001, 256 at the end of fiscal 2000, and 148 at the end of fiscal 1999. As a "fabless" semiconductor company, we rely on third-party semiconductor fabricators to manufacture the silicon wafers that reflect our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We also rely on third-party assemblers to assemble and package these die prior to final product testing and shipping.

We offer numerous mixed-signal communication ICs across eight product areas. We commenced research and development for our first IC product, the DAA, in October 1996. We introduced our DAA product in the first quarter of fiscal 1998, and first received acceptance of this product for inclusion in a customer's device, which we refer to as a design win, in March 1998. The first commercial shipment of our DAA product was made in April 1998. Based on the success of our family of DAA products, we achieved profitability in the fourth quarter of fiscal 1998. In 1999, we introduced a voice codec product, an ISOmodem product and our RF synthesizer product. In 2000, we introduced our ProSLIC product and a clock and data recovery product suitable for SONET physical layer applications. In 2001, we introduced several products, including a GSM transceiver chipset, a digital subscriber line analog front end and added several new optical networking products. In 2002, we expanded our existing product areas by introducing the third-generation silicon DAA product family, Aero+ transceiver and Wideband ProSLIC. During fiscal 2002, sales of our wireline products and wireless products accounted for 54% and 46% of our revenues, respectively. During fiscal 2001, sales of our wireline products and wireless products accounted for 74% and 25% of our revenues, respectively. During fiscal 2000, sales of our wireline products accounted for 95% of our reveneus.

Many of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. During fiscal 2002, one end customer, Samsung, represented 16% of our revenues. During fiscal 2001, three customers, in the aggregate, represented 40% of our revenues, including 15% for PC-TEL, 13% for Agere Systems and 12% for Samsung. In fiscal 2000, PC-TEL accounted for 46% of our revenues. No other single end customer accounted for more than 10% of our revenues in any of these years. Two of our distributors, Uniquest and Edom Technology, each selling products to several customers in Asia, represented 20% and 16% of our fiscal 2002 revenues, and 14% and 12% of our fiscal 2001 revenues, respectively. No other distributor accounted for more than 10% of our revenues in fiscal years 2002, 2001 or 2000.

The percentage of our revenues derived from customers located outside of the United States was 79% in fiscal 2002, 66% in fiscal 2001, and 21% in fiscal 2000. All of our revenues to date have been denominated in U.S. dollars. We believe that a large percentage of our revenues will continue to be derived from customers outside of the United States as our products receive acceptance in international markets.

The sales cycle for the test and evaluation of our ICs can range from one month to 12 months or more. An additional three to six months or more may be required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we may experience a significant delay between incurring expenses for research and development and selling, general and administrative efforts, and the generation of corresponding sales, if any. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, generally is substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Our limited operating history and rapid growth across our product areas makes it difficult for us to assess the impact of seasonal factors on our business. Because many of our ICs are designed for use in consumer products such as PCs and wireless telephones, we expect that the demand for our products will be subject to seasonal demand resulting in increased sales in the third and fourth quarters of each year when customers place orders to meet holiday demand.

The following describes the line items set forth in our consolidated statements of operations:

Revenues. Revenues are generated principally by sales of our ICs. We recognize revenue upon the transfer of title, which generally occurs upon shipment to our customers. Revenues are deferred on shipments to distributors until they are resold by such distributors to end customers. Our products typically carry a one-year replacement guarantee. Replacements have been insignificant to date. Our revenues are subject to variation from period to period due to the volume of shipments made within a period and the prices we charge for our products. The vast majority of our revenues was negotiated at prices that reflect a discount from the list prices for our products. These discounts are made for a variety of reasons, including to establish a relationship with a new customer, as an incentive for customers to purchase products in larger volumes, to provide profit margin to our distributors who resell our products or in response to competition. In addition, as a product matures, we expect that the average selling price for our products will decline due to the greater availability of competing products. The sales of our wireless products into the highly competitive GSM handset market are expected to comprise a larger percentage of our revenue, resulting in increased downward pressure on our average selling prices for individual products. Our ability to increase revenues in the future is dependent on increased demand for our established products and our ability to ship larger volumes of those products in response to such demand, as well as our ability to develop new products and subsequently achieve customer acceptance of newly introduced products.

Cost of Revenues. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties and amortization of purchased software and other intellectual property license costs; an allocated portion of our occupancy costs; and allocable depreciation of testing equipment and leasehold improvements. Generally, we depreciate equipment over four years on a straight line basis and leasehold improvements over the shorter of the estimated useful life or the applicable lease term. Recently introduced products tend to have higher cost of revenues per unit due to initially low production volumes required by our customers and higher costs associated with new package variations. Generally, as production volumes for a product increase, unit production costs tend to decrease as our yields improve and our semiconductor fabricators, assemblers and our internal test operations achieve greater economies of scale for that product. Additionally, the cost of wafer procurement, which is a significant component of cost of goods sold, varies cyclically with overall demand for semiconductors and availability of supply from our foundries.

Research and Development. Research and development expense consists primarily of compensation and related costs of employees engaged in research and development activities and the related new product mask and wafer costs, external consulting and services costs, as well as an allocated portion of our occupancy costs for such operations. We depreciate our research and development equipment over four years and amortize our purchased software from computer-aided design tool vendors over four years. Development activities include the design of new products and creation of new product masks and wafers and test methodologies to ensure compliance with required specifications.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of personnel-related expenses, related allocable portion of our occupancy costs, sales commissions to independent sales representatives, professional fees, directors' and officers' liability insurance, patent litigation legal fees, other promotional and marketing expenses, and reserves for bad debt. Write offs of uncollectible accounts have been insignificant to date.

Write Off of In-Process Research and Development. Write off of in-process research and development reflects the write off of in-process research and development costs which we acquired in connection with our acquisition of Krypton Isolation, Inc. (Krypton).

Goodwill Amortization. Goodwill amortization through December 2001 includes the amortization of goodwill purchased in connection with our acquisitions of Krypton in August 2000 and SNR in October 2000. Goodwill was amortized over four to five years using the straight line method. We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, at the beginning of fiscal 2002 and accordingly have ceased amortization of goodwill.

Impairment of Goodwill and Other Intangible Assets. Impairment of goodwill and other intangible assets reflects the charge to write-down that portion of the carrying value of goodwill and other intangible assets that are in excess of their fair market value.

Amortization of Deferred Stock Compensation. In connection with the grant of stock options and direct issuances of stock to our employees, we recorded deferred stock compensation, representing, for accounting purposes, the difference between the exercise price of option grants, or the issuance price of direct issuances of stock, as the case may be, and the deemed fair value of our common stock at the time of such grants or issuances. The deferred stock compensation is amortized over the vesting period of the applicable options or shares, generally five to eight years. The amortization of deferred stock compensation is recorded as an operating expense.

Interest Income. Interest income reflects interest earned on average cash, cash equivalents and investment balances. We may from time to time elect to invest in tax-advantaged short-term investments yielding lower nominal interest proceeds.

Interest Expense. Interest expense consists of interest on our long-term debt and capital lease obligations.

Other Income (Expense). Other income (expense) reflects our share of losses in our equity investment, ASIC Design Services, Inc. (ADS) and the gain on the disposal of fixed assets.

Provision (Benefit) for Income Taxes. We accrue a provision (benefit) for federal and state income tax at the applicable statutory rates adjusted for non-deductible expenses, research and development tax credits and interest income from tax-advantaged short-term investments.

Results of Operations – Comparison of Fiscal 2002 to Fiscal 2001

Revenues. Revenues in fiscal 2002 were $182.0 million, an increase of $107.9 million, or 146%, from revenues of $74.1 million in fiscal 2001. The increase was primarily attributable to significant growth in the volume of sales for our wireless products, including the Aero transceiver and RF synthesizer, reflecting a growing number of customers adopting these products into their offerings. We also continued to see significant growth in the sales of our wireline products, particularly the ISOmodem and DAA, reflecting increasing demand by existing customers for these products. During fiscal 2002, we experienced normal decreases in the average selling prices for certain products. However, these price decreases were offset by the significant increases in sales volumes for our products and the introduction of higher priced next generation products and product extensions.

Gross Profit. Gross profit in fiscal 2002 was $102.1 million, or 56.1% of revenues, an increase of $59.9 million, or 142%, as compared with gross profit of $42.1 million, or 56.8% of revenues, in fiscal 2001. The increase in gross profit dollars was primarily due to the substantial increase in sales volume. The decrease in gross margin percentage was primarily due to a greater portion of our sales being comprised of our lower margin wireless products, which have lower average selling prices and higher material costs than our other products. The gross margin percentage in fiscal year 2002 was also negatively impacted by start up costs associated with the rapid production ramp of our Aero transceiver product.

Research and Development. Research and development expense in fiscal 2002 was $32.0 million, or 17.6% of revenues, which reflected an increase of $3.0 million, or 10.4%, as compared with research and development expense of $29.0 million, or 39.1% of revenues, in fiscal 2001. The increase in the dollar amount of research and development expense was principally due to increased staffing and associated costs to pursue new product development opportunities, and continue to develop new testing methodologies for newly introduced and existing products. As a percentage of revenues, research and development expense decreased significantly due to the substantial increase in revenues in fiscal 2002. We expect that research and development expense will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, and may fluctuate as a percentage of revenues due to changes in sales volume and the timing of certain expensive items related to new product development initiatives, such as engineering mask and wafer costs.

Selling, General and Administrative. Selling, general and administrative expense in fiscal 2002 was $33.9 million, or 18.6% of revenues, which reflected an increase of $13.8 million, or 68.9%, as compared to selling, general and administrative expense of $20.0 million, or 27.0% of revenues, in fiscal 2001. The increase in the dollar amount of selling, general and administrative expense was principally attributable to increased staffing and associated costs, legal fees incurred during patent litigation, sales commissions associated with our higher revenues and employee bonuses resulting from increased earnings. We expect to continue to incur significant legal expenses, fluctuating with case activity, during fiscal year 2003 as a result of the ongoing infringement lawsuit filed against us by TDK Semiconductor Corporation in August 2001. We expect that selling, general and administrative expense will increase in absolute dollars in future periods as we expand our sales channels, marketing efforts and administrative infrastructure. In addition, we expect selling, general and administrative expense to fluctuate as a percentage of revenues because of (1) the likelihood that indirect sales distribution channels, which typically entail the payment of commissions, will account for a larger portion of our revenues in future periods and, therefore, increase our selling, general and administrative expense relative to a direct sales force performing at satisfactory levels of productivity; (2) fluctuating usage of advertising to promote our products and, in particular, our newly introduced products; and (3) potential significant variability in our future sales volume.

Goodwill Amortization. We did not incur goodwill amortization in fiscal 2002 due to the adoption of SFAS No. 142. Goodwill amortization in fiscal 2001 was $4.2 million. In fiscal 2001, we wrote off the majority of our goodwill balances after determining that they were permanently impaired.

Impairment of Goodwill and Other Intangible Assets. During fiscal 2001, we performed an assessment of the carrying value of our long-lived assets recorded in connection with our acquisitions of Krypton and SNR. As a result of this assessment, we concluded that the value of these assets had become permanently impaired and recorded charges of $33.3 million to write off related goodwill and $1.6 million to reduce the carrying value of related intangible assets to their fair value. During fiscal 2002, we determined that the remaining goodwill of $37,000 related to Krypton was impaired and wrote off the balance. There were no other impairments of goodwill and other intangible assets in fiscal 2002.

Amortization of Deferred Stock Compensation. We recorded deferred stock compensation for the difference between the exercise price of option grants or the issuance price of direct issuances of stock, as the case may be, and the deemed fair value of our common stock at the time of such grants or issuances. We are amortizing this amount over the vesting periods of the applicable options or restricted stock, which resulted in amortization expense of $5.2 million in fiscal 2002, as compared to $5.3 million in fiscal 2001. In fiscal 2003, we expect our amortization expense to stay at roughly this same level.

Interest Income. Interest income in fiscal 2002 was $1.6 million, as compared to $3.6 million in fiscal 2001. The decrease was generally due to lower interest rates on cash and short-term investments balances during the current year and our transition to tax-exempt investments, which bear even lower interest rates.

Interest Expense. Interest expense in fiscal 2002 was $0.6 million, as compared to $0.8 million in fiscal 2001. The decrease in interest expense was primarily due to lower debt and lease payable balances during the recent period. In December 2002, we prepaid $2.4 million in satisfaction of our remaining debt and lease obligations to three equipment financing institutions. As a result, we expect to pay little to no interest expense in fiscal 2003.

Other Income (Expense). Other expense in fiscal 2002 was $0.6 million, which primarily reflects our share of the losses in our investment in ADS. We did not have any equity investments, and therefore no corresponding losses, in fiscal 2001.

Provision (Benefit) for Income Taxes. Our effective tax provision rate, excluding the impact of goodwill amortization, impairment of goodwill and other intangible assets, and deferred stock compensation amortization, was 29.0% in fiscal 2002, as compared to our effective tax benefit rate of 69.6% in fiscal 2001. Such fiscal 2002 effective tax provision rate reflects our tax benefits from our estimated research and development tax credit, tax-exempt interest income, and other deductions. The effective tax benefit in fiscal 2001 was attributable to our pre-tax loss as well as tax benefits from our estimated research and development tax credit, tax-exempt interest income and other deductions. For additional information regarding our provision (benefit) for income taxes, see Note 8 of the Notes to Consolidated Financial Statements.

Comparison of Fiscal 2001 to Fiscal 2000

Revenues. Revenues in fiscal 2001 were $74.1 million, representing a decrease of $29.0 million, or 28.1%, from revenues of $103.1 million in fiscal 2000. The decrease in the dollar amount of revenues was primarily due to a decline in the sales volume of our DAA family of products, reflecting the rapid deterioration in demand for personal computers. Revenues from non-DAA products, such as the ISOmodem, the ProSLIC, the RF Synthesizer and our optical networking products, accounted for approximately 45.1% of revenues in fiscal 2001 as compared to 13.2% of revenues in fiscal 2000.

Gross Profit. Cost of revenues decreased $3.6 million, or 10.1%, to $32.0 million in fiscal 2001 from $35.6 million in fiscal 2000, and represented 43.2% of revenues in fiscal 2001 and 34.5% of revenues in fiscal 2000, respectively. Gross profit in fiscal 2001 was $42.1 million, or 56.8%, of revenues, a decrease of $25.4 million, or 37.6%, as compared with gross profit of $67.5 million, or 65.5%, of revenues in fiscal 2000. The decrease in both the dollar amount of gross profit and gross margin percentage was primarily due to the substantial decrease in sales volume, decreased utilization of our testing capacity and higher reserves for excess inventory due to greater fluctuations in demand for our products.

Research and Development. Research and development expense in fiscal 2001 was $29.0 million, or 39.1%, of revenues, which reflected an increase of $9.6 million, or 49.5%, as compared with research and development expense of $19.4 million, or 18.8%, of revenues in fiscal 2000. The increase in the dollar amount of research and development expense was principally due to significant increases in new product development initiatives, usage of more expensive advanced silicon CMOS processes, and increased spending to develop test methodologies for new products. As a percentage of revenues, research and development expense increased significantly due to the substantial decrease in sales volume in fiscal 2001.

Selling, General and Administrative. Selling, general and administrative expense in fiscal 2001 was $20.0 million, or 27.0%, of revenues, which reflected an increase of $2.3 million, or 13.0%, as compared to selling, general and administrative expense of $17.7 million, or 17.1%, of revenues in fiscal 2000. The increase in the dollar amount of selling, general and administrative expense was principally attributable to increased staffing, but was partially offset by a decrease in spending on patent litigation fees.

Write Off of In-Process Research and Development. There was no write off of in-process research and development in fiscal 2001. Write off of in-process research and development in fiscal 2000 was $0.4 million as a result of the acquisition of Krypton.

Goodwill Amortization. Goodwill amortization in fiscal 2001 was $4.2 million compared to $3.3 million in fiscal 2000. This increase was primarily due to the timing of the acquisitions of Krypton and SNR in late fiscal 2000. In fiscal 2001 we recorded a charge to reduce the carrying value of goodwill as discussed below in Impairment of Goodwill and Other Intangible Assets.

Impairment of Goodwill and Other Intangible Assets. During fiscal 2001, we performed an assessment of the carrying value of our long-lived assets recorded in connection with our acquisitions of Krypton and SNR. This assessment was performed because we became aware of the following factors and circumstances:

- The revenue streams associated with those assets had decreased significantly since their acquisition and we did not expect to have any significant or identifiable future cash flows related to those assets;

- We determined that further development or alternative uses of the acquired technologies were remote; and

- The Krypton office was closed in August 2001 and the related employees had since either ceased to work for us or been reassigned to new projects, which were unrelated to the projects on which they previously worked.

As a result of this assessment, we concluded that the value of these assets had become permanently impaired and recorded charges of $33.3 million to write off related goodwill and $1.6 million to reduce the carrying value of related intangible assets to their fair value.

Amortization of Deferred Stock Compensation. We have recorded deferred stock compensation for the difference between the exercise price of option grants or the issuance price of direct issuances of stock, and the deemed fair value of our common stock at the time of such grants or issuances. We are amortizing this amount over the vesting periods of the applicable options or restricted stock, which resulted in amortization expense of $5.3 million in fiscal 2001 as compared to $3.8 million in fiscal 2000. The increase in the dollar amount of amortization of deferred stock compensation was due to additional deferred stock compensation for options and restricted stock issued.

Interest Income. Interest income in fiscal 2001 was $3.6 million as compared to $4.0 million in fiscal 2000. This decrease was primarily due to lower prevailing interest rates.

Interest Expense. Interest expense in fiscal 2001 was $0.8 million as compared to $1.2 million in fiscal 2000. The decrease in interest expense was primarily due to lower levels of debt in fiscal 2001.

Other Income (Expense). Other expense in fiscal 2001 was $2,000 as compared to other income of $0.1 million in fiscal 2000.

Provision (Benefit) for Income Taxes. Our effective tax rate, excluding the impacts of non-deductible write off of in-process research and development, amortization of goodwill, impairment of goodwill and other intangible assets and deferred stock compensation, was a benefit of 69.6% in fiscal 2001, as compared to our effective tax provision rate of 35.5% in fiscal 2000. The fiscal 2001 tax benefit rate was higher than the fiscal 2000 tax provision rate primarily due to the fiscal 2001 increased tax benefit from the estimated research and development tax credit in proportion to the amount of the fiscal 2001 pre-tax loss.

Liquidity and Capital Resources

Our principal sources of liquidity as of December 28, 2002 consisted of $115.2 million in cash, cash equivalents and short-term investments. Our short-term investments consist primarily of obligations of municipalities and agencies of the U.S. government that have initial maturities of less than one year.

In addition, we have credit available under a bank credit facility with a revolving line of credit for borrowings and letters of credit of up to the lesser of $5.0 million or 80% of eligible accounts receivable at the bank's prime lending rate, which was 4.25% as of December 28, 2002. At December 28, 2002, a letter of credit for $0.4 million related to a building lease was outstanding under the revolving line of credit and $4.6 million was available for new borrowings or letters of credit. The bank facility is secured by our accounts receivable, inventories, capital equipment and all other unsecured assets (excluding intellectual property). The line of credit prohibits the payment of cash dividends and requires the maintenance of tangible net worth and compliance with financial ratios that measure our immediate liquidity and our ongoing ability to pay back our outstanding obligations. We believe we were in compliance with all covenants at December 28, 2002.

Net cash provided by operating activities was $39.0 million in fiscal 2002, compared to $11.7 million in fiscal 2001. Fiscal 2002 operating cash flows reflect our net income of $20.7 million, as adjusted for non-cash charges (depreciation and amortization and equity investment loss) of $19.4 million, and a net decrease in the non-cash components of our working capital of $1.1 million. The increase in operating cash flow during fiscal 2002 was principally due to net income generated by a higher volume of sales over a relatively fixed cost structure.

Net cash used in investing activities was $46.3 million in fiscal 2002, compared to net cash generated of $18.7 million in fiscal 2001. The decrease in cash flows from investing activities during fiscal 2002 was principally due to the net purchase of short-term investments of $22.1 million, capital expenditures of $21.5 million, and investment in other assets of $2.7 million. Capital expenditures increased by $16.1 million from 2001 principally due to the purchase of additional semiconductor test equipment to allow us to test our wireless products for GSM mobile handsets. We also made investments in other assets of $2.7 million to acquire certain technology rights during fiscal 2002, including a $1.3 million equity investment in ADS, a privately-held company engaged in the development of ICs for networking devices.

We anticipate capital expenditures of $12 million for fiscal 2003. Assuming the achievement by ADS of certain development milestones and satisfaction of other conditions, we may be required to make an additional equity investment in ADS of $1.5 million in fiscal 2003. Additionally, as part of our growth strategy, we will also continue to evaluate opportunities to invest in or acquire other businesses or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities.

Net cash used in financing activities was $1.1 million in fiscal 2002, compared to net cash generated of $25,000 in fiscal 2001. The decrease in cash flows from financing activities during fiscal 2002 was principally due to the prepayment of $2.4 million to extinguish our debt and lease obligations with three institutional lenders. The decrease was partially offset by the proceeds from stock option exercises and employee stock purchases.

The following is a summary of our consolidated contractual payment obligations at December 28, 2002 (see Note 7 of the Consolidated Financial Statements), in thousands:

	2003	*2004*	*2005*	*2006*	*2007*	*Thereafter*
Facilities leases, net	$2,071	$2,088	$2,144	$1,691	$1,022	$ –

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects and the expansion of our sales and marketing activities. We believe our existing cash balances and credit facility are sufficient to meet our capital requirements through at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future, which also could require us to seek additional equity or debt financing.

Critical Accounting Policies and Estimates

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates. We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues and gross profit on sales to distributors; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Inventory Valuation. We assess the recoverability of inventories through an on-going review of inventory levels in relation to sales history, backlog and forecasts, product marketing plans and product life cycles. To address the difficult, subjective and complex area of judgment in determining appropriate inventory valuation in a consistent manner, we apply a set of methods, assumptions and estimates to arrive at the net inventory amount by completing the following: First, we identify any inventory that has been previously reserved in prior periods. This inventory remains reserved until sold, destroyed or otherwise disposed of. Second, we examine the inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards as identified by our quality assurance personnel and provide reserves. Third, the remaining inventory not otherwise identified to be reserved is compared to an assessment of product history and forecasted demand, typically over the last six months and next six months, or actual firm backlog on hand. Finally, an analysis of the result of this methodology is compared against the product life cycle and competitive situations in the marketplace driving the outlook for the consumption of the inventory and the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Impairment of Long-Lived Assets. We review long-lived assets, including goodwill, fixed assets and purchased intangible assets, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices and volumes for our products, capital needs, economic trends and other factors, which are inherently difficult to forecast.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance to reduce the net receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on a variety of factors including the length of time the receivables are past their contractual due date, the current business environment, and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions worsened, additional allowances may be required in the future. Accounts receivable write-offs to date have been immaterial.

Income Taxes. We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance against the deferred tax asset. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and could result in additional assessments of income tax. In our opinion, adequate provisions for income taxes have been made for all years.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS Nos. 141 and SFAS Nos. 142, Business Combinations and Goodwill and Other Intangible Assets. SFAS No. 141 replaced Accounting Principles Board (APB) No. 16 and eliminates pooling-of-interests accounting. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 141 and SFAS No. 142 are effective for all business combinations completed after June 30, 2001. Upon a company's adoption of SFAS No. 142, a company ceases to amortize goodwill recorded for business combinations consummated prior to July 1, 2001, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141 are reclassified to goodwill. Companies are required to adopt SFAS No. 142 for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 on December 30, 2001, the beginning of fiscal 2002. In connection with the adoption of SFAS No. 142, we performed a transitional goodwill impairment assessment. The adoption of SFAS No. 141 and SFAS No. 142 did not have a material impact on our results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of; however, it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." We adopted SFAS No. 144 on December 30, 2001, but the adoption did not have a material impact on our results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. We do not believe that the adoption of SFAS No. 146 will have a material impact on our financial statements.

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Since we are continuing to account for stock-based compensation according to APB 25, our adoption of SFAS No. 148 requires us to provide prominent disclosures about the effects of FAS 123 on reported income and will require us to disclose these affects in the interim financial statements as well.

Quantitative and Qualitative Disclosures about Market Risk

All of our investments are entered into for other than trading purposes. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Based on our investment holdings as of December 28, 2002, an immediate 1% decline in the interest rates for such instruments would decrease our annual interest income by $1.1 million. We believe that our investment policy is conservative, both in terms of the average maturity of our investments and the credit quality of the investments we hold.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Selected Consolidated Financial Data

The selected consolidated balance sheet data as of fiscal year end 2002 and 2001 and the selected consolidated statements of operations data for fiscal 2002, 2001 and 2000 have been derived from audited consolidated financial statements included in this Annual Report. The selected consolidated balance sheet data as of fiscal year end 2000, 1999 and 1998 and the selected consolidated statements of operations data for fiscal 1999 and 1998 have been derived from audited consolidated financial statements not included in this Annual Report. You should read this selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements included in this Annual Report.

Consolidated Statements of Operations Data (in thousands, except per share data)

	Fiscal Year				
	2002	*2001*	*2000*	*1999*	*1998*
Revenues	$182,016	$ 74,065	$103,103	$46,911	$ 5,609
Cost of Revenues	79,939	31,930	35,601	15,770	2,371
Gross Profit	102,077	42,135	67,502	31,141	3,238
Operating expenses:					
Research and development	32,001	28,978	19,419	8,297	4,587
Selling, general and administrative	33,877	20,056	17,648	7,207	2,095
Write off of in-process research and development	–	–	394	–	–
Goodwill amortization	–	4,187	3,307	–	–
Impairment of goodwill and other intangible assets	37	34,885	–	–	–
Amortization of deferred stock compensation	5,173	5,276	3,761	976	8
Operating expenses	71,088	93,382	44,529	16,480	6,690
Operating income (loss)	30,989	(51,247)	22,973	14,661	(3,452)
Other income (expenses):					
Interest income	1,582	3,624	3,964	402	261
Interest expense	(617)	(751)	(1,162)	(699)	(206)
Other income (expense)	(647)	(2)	74	–	–
Income (loss) before income taxes	31,307	(48,376)	25,849	14,364	(3,397)
Provision (benefit) for income taxes	10,590	(2,803)	11,832	3,324	–
Net income (loss)	$ 20,717	$(45,573)	$ 14,017	$11,040	$(3,397)
Net income (loss) per share:					
Basic	$ 0.44	$ (0.99)	$ 0.37	$ 0.73	$ (0.37)
Diluted	$ 0.41	$ (0.99)	$ 0.29	$ 0.25	$ (0.37)
Weighted-average common shares outstanding:					
Basic	47,419	45,914	38,326	15,152	9,129
Diluted	50,811	45,914	48,788	43,657	9,129

Consolidated Balance Sheet Data

	December 28, 2002	*December 29, 2001*	*December 30, 2000*	*January 1, 2000*	*January 2, 1999*
Cash, cash equivalents and short-term investment	$115,166	$101,248	$ 96,438	$14,706	$5,824
Working capital	122,354	106,556	103,347	14,281	5,209
Total assets	197,065	145,021	184,840	41,958	14,014
Long-term liabilities	949	3,817	5,125	6,223	2,153
Redeemable convertible preferred stock	–	–	–	12,750	12,750
Total stockholders' equity (deficit)	155,722	125,407	162,951	8,003	(5,149)

Report of Independent Auditors

The Board of Directors Silicon Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Laboratories Inc. at December 28, 2002 and December 29, 2001, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Austin, Texas
January 15, 2003

Consolidated Balance Sheets (in thousands, except per share data)

	December 28, 2002	December 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 73,950	$ 82,346
Short-term investments	41,216	18,902
Accounts receivable, net of allowance for doubtful accounts of $945 at December 28, 2002 and $490 at December 29, 2001	27,501	10,543
Inventories	13,319	5,221
Deferred income taxes	4,921	2,268
Prepaid expenses and other	1,841	3,073
Total current assets	162,748	122,353
Property, equipment and software, net	29,781	20,038
Goodwill and other intangible assets	450	199
Other assets	4,086	2,431
Total assets	$197,065	$145,021
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 13,272	$ 6,999
Accrued expenses	8,505	3,897
Deferred income on shipments to distributors	10,147	2,862
Current portion of long-term obligations	–	2,039
Income taxes payable	8,470	–
Total current liabilities	40,394	15,797
Long-term debt and leases	–	1,363
Other long-term obligations	949	2,454
Total liabilities	41,343	19,614
Commitments and Contingencies		
Stockholders' equity:		
Common stock – $.0001 par value; 250,000 shares authorized; 48,904 and 48,640 shares issued and outstanding at December 28, 2002 and December 29, 2001, respectively	5	5
Additional paid-in capital	174,088	170,567
Stockholder notes receivable	(228)	(794)
Deferred stock compensation	(13,092)	(18,603)
Retained earnings (deficit)	(5,051)	(25,768)
Total stockholders' equity	155,722	125,407
Total liabilities and stockholders' equity	$197,065	$145,021

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (in thousands, except per share data)

Year Ended	*December 28, 2002*	*December 29, 2001*	*December 30, 2000*
Revenues	$182,016	$ 74,065	$103,103
Cost of revenues	79,939	31,930	35,601
Gross profit	102,077	42,135	67,502
Operating expenses:			
Research and development	32,001	28,978	19,419
Selling, general and administrative	33,877	20,056	17,648
Write off of in-process research and development	–	–	394
Goodwill amortization	–	4,187	3,307
Impairment of goodwill and other intangible assets	37	34,885	–
Amortization of deferred stock compensation	5,173	5,276	3,761
Operating expenses	71,088	93,382	44,529
Operating income (loss)	30,989	(51,247)	22,973
Other income (expense):			
Interest income	1,582	3,624	3,964
Interest expense	(617)	(751)	(1,162)
Other income (expense)	(647)	(2)	74
Income (loss) before income taxes	31,307	(48,376)	25,849
Provision (benefit) for income taxes	10,590	(2,803)	11,832
Net income (loss)	$ 20,717	$(45,573)	$ 14,017
Net income (loss) per share:			
Basic	$ 0.44	$ (0.99)	$ 0.37
Diluted	$ 0.41	$ (0.99)	$ 0.29
Weighted-average common shares outstanding:			
Basic	47,419	45,914	38,326
Diluted	50,811	45,914	48,788

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity (in thousands)

	Common Stock						
	Number of Shares	*Par Value*	*Additional Paid-In Capital*	*Stockholder Notes Receivable*	*Deferred Stock Compensation*	*Retained Earnings (Defecit)*	*Total Stockholders' Equity*
Balance as of January 1, 2000	30,016	3	$ 19,014	$(1,472)	$ (15,330)	$ 5,788	$ 8,003
Conversion of Preferred Stock to Common Stock	13,884	2	12,849	–	–	–	12,851
Net Proceeds from Initial Public Offering	3,200	–	90,646	–	–	–	90,646
Compensation expense related to warrants	–	–	153	–	–	–	153
Exercises of stock options	573	–	1,705	–	–	–	1,705
Income tax benefit from exercise of stock options	–	–	1,685	–	–	–	1,685
Repurchase and cancellation of unvested shares	(25)	–	(70)	–	–	–	(70)
Repayment of stockholder notes receivable	–	–	–	270	–	–	270
Employee Stock Purchase Plan	29	–	700	–	–	–	700
Deferred stock compensation	–	–	9,458	–	(9,458)	–	–
Amortization of deferred stock compensation	–	–	–	–	3,761	–	3,761
Purchase acquisitions	440	–	29,264	–	(34)	–	29,230
Net income	–	–	–	–	–	14,017	14,017
Balance as of December 30, 2000	48,117	5	165,404	(1,202)	(21,061)	19,805	162,951
Exercises of stock options and warrants	469	–	587	–	–	–	587
Income tax benefit from exercise of stock options	–	–	662	–	–	–	662
Repurchase and cancellation of unvested shares	(14)	–	(24)	24	–	–	–
Repayment of stockholder notes receivable	–	–	–	384	–	–	384
Employee Stock Purchase Plan	68	–	1,120	–	–	–	1,120
Deferred stock compensation	–	–	2,818	–	(2,818)	–	–
Amortization of deferred stock compensation	–	–	–	–	5,276	–	5,276
Net loss	–	–	–	–	–	(45,573)	(45,573)
Balance as of December 29, 2001	48,640	5	170,567	(794)	(18,603)	(25,768)	125,407
Exercises of stock options	238	–	1,483	–	–	–	1,483
Income tax benefit from exercise of stock options	–	–	1,170	–	–	–	1,170
Repurchase and cancellation of unvested shares	(51)	–	(98)	–	–	–	(98)
Repayment of stockholder notes receivable	–	–	–	566	–	–	566
Employee Stock Purchase Plan	77	–	1,304	–	–	–	1,304
Deferred stock compensation	–	–	(338)	–	338	–	–
Amortization of deferred stock compensation	–	–	–	–	5,173	–	5,173
Net income	–	–	–	–	–	20,717	20,717
Balance as of December 28, 2002	48,904	5	$174,088	$ (228)	$(13,092)	$(5,051)	$155,722

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)

Year Ended	*Decemeber 28, 2002*	*December 29, 2001*	*December 30, 2000*
Operating Activities			
Net income (loss)	$ 20,717	$(45,573)	$ 14,017
Adjustments to reconcile net income (loss)			
to cash provided by operating activities:			
Depreciation and amortization of property,			
equipment and software	11,755	7,968	6,218
Amortization of goodwill,			
other intangible assets and other assets	445	4,608	3,532
Impairment of goodwill and other intangible assets	37	34,885	–
Amortization of deferred stock compensation	5,173	5,276	3,761
Amortization of note/lease end-of-term interest payments	214	322	323
Equity investment loss	662	–	–
Compensation expense related to stock options,			
direct stock issuance, and warrants to non-employees	–	–	153
Income tax benefit from exercise of stock options	1,170	662	1,685
Changes in operating assets and liabilities:			
Accounts receivable	(16,958)	3,072	(3,105)
Inventories	(8,098)	1,998	(3,847)
Prepaid expenses and other	(1,099)	839	(1,165)
Income tax receivable	2,086	(2,086)	–
Other assets	20	71	(811)
Accounts payable	6,273	(979)	847
Accrued expenses	4,501	1,491	1,136
Deferred income on shipments to distributors	7,285	222	1,634
Deferred income taxes	(3,614)	(152)	(302)
Income taxes payable	8,470	(912)	(1,466)
Net cash provided by operating activities	39,039	11,712	22,610
Investing Activities			
Purchases of short-term investments	(77,062)	(59,210)	(63,012)
Maturities of short-term investments	54,993	84,138	25,593
Purchases of property, equipment and software	(21,498)	(5,400)	(15,843)
Purchases of other assets	(2,719)	(821)	(1,250)
Acquisition of businesses, net of cash acquired	–	–	(14,433)
Net cash provided by (used in) investing activities	(46,286)	18,707	(68,945)
Financing Activities			
Proceeds from long-term debt	–	–	3,532
Payments on long-term debt	(3,940)	(1,535)	(6,350)
Payments on capital leases	(464)	(531)	(493)
Proceeds from repayment of stockholder notes	566	384	270
Proceeds from exercise of warrants	–	–	100
Proceeds from Employee Stock Purchase Plan (exercises)	1,304	1,120	700
Repurchase and cancellation of common stock	(98)	–	(70)
Net proceeds from initial public offering	–	–	90,646
Net proceeds from exercises of stock options	1,483	587	1,705
Net cash provided by (used in) financing activities	(1,149)	25	90,040
Increase (Decrease) in cash and cash equivalents	(8,396)	30,444	43,705
Cash and cash equivalents at beginning of period	82,346	51,902	8,197
Cash and cash equivalents at end of period	$ 73,950	$ 82,346	$ 51,902
Supplement Disclosures of Cash Flow Information			
Interest paid	$ 319	$ 424	$ 827
Income taxes paid (received), net	$ 3,248	$ (1,104)	$ 11,855

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization

Silicon Laboratories Inc. (the Company), a Delaware corporation, develops and markets mixed-signal analog intensive integrated circuits (ICs) for the global communications market. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the ICs are manufactured by third-party foundries.

2. Significant Accounting Policies

Basis of Presentation

The Company prepares financial statements on a 52–53 week year that ends on the Saturday closest to December 31. Fiscal year 2002 ended on December 28, fiscal year 2001 ended on December 29 and fiscal year 2000 ended on December 30. All of the periods presented have 52 weeks. Fiscal year 2003 will have 53 weeks with the extra week occurring in the fourth quarter of the year.

Principles of Consolidation and Foreign Currency Translation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The functional currency of the Company's foreign subsidiaries is the U.S. dollar; accordingly, all translation gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and investments with a maturity of ninety days or less when purchased.

Short-Term Investments

The Company's short-term investments have original maturities greater than ninety days and less than one year and have been classified as available-for-sale securities in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The carrying value of all available-for-sale securities approximates their fair value due to their short-term nature. Short-term investments at December 28, 2002 and December 29, 2001 consist of the following (in thousands):

	Carrying Value	
	December 28, 2002	*December 29, 2001*
Municipal Securities	$ 33,237	$ 15,867
Auction Rate Securities	7,979	3,035
	$ 41,216	$ 18,902

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, receivables, accounts payable, and borrowings. The Company believes all of these financial instruments are recorded at amounts that approximate their current market values.

Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Inventories consist of the following (in thousands):

	December 28, 2002	*December 29, 2001*
Work in progress	$ 7,291	$3,582
Finished goods	6,028	1,639
	$13,319	$5,221

Property, Equipment, and Software

Property, equipment, and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets (generally four to five years). Amortization of assets recorded under capital leases is computed using the straight-line method over the shorter of the asset's useful life or the term of the lease and such amortization is included with depreciation expense. Leasehold improvements are depreciated over the contractual lease period or their useful life, whichever is shorter. Property, equipment and software consist of the following (in thousands):

	December 28, 2002	*December 29, 2001*
Equipment	$38,970	$24,917
Computers and purchased software	10,249	8,633
Furniture and fixtures	1,079	940
Leasehold improvements	3,032	2,182
	53,330	36,672
Accumulated depreciation	(23,549)	(16,634)
	$ 29,781	$20,038

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with FASB SFAS No. 144, Accounting for the Impairment of Long-lived Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Equity Method Investments

Where the Company has investments in affiliated companies in which it has the ability to exercise significant influence over operating and financial policies, but not control, these investments are accounted for using the equity method. When special conditions warrant, for example when the Company is the sole funding source for an affiliated company and the affiliated company has not generated sufficient cash flows to sustain its operations, the Company determines equity income measurement by using the Hypothetical Liquidation at Book Value (HLBV) method. The HLBV method is a balance-sheet oriented approach to equity method accounting and is calculated as the amount that the Company would receive if the affiliated company were to liquidate all of its assets at recorded amounts and distribute the cash to creditors and investors in accordance with their respective liquidation preferences.

The Company records investment loss under the caption other income (expense) in its consolidated statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to inventories, accounts receivables, long-lived assets and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in market rate accounts. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for doubtful accounts receivable based upon the expected collectibility of such receivables. The following table summarizes the changes in the allowance for doubtful accounts receivable (in thousands):

Balance at January 1, 2000	$569
Balance acquired from Krypton Isolation, Inc. (Krypton) purchase	56
Additions charged to costs and expenses	133
Write-off of uncollectible accounts	–
Balance at December 30, 2000	758
Additions (reductions) charged to costs and expenses	(229)
Write-off of uncollectible accounts	(39)
Balance at December 29, 2001	490
Additions charged to costs and expenses	455
Write-off of uncollectible accounts	–
Balance at December 28, 2002	$945

Substantially all of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. (TSMC). The inability of TSMC to deliver wafers to the company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The following is a detail of the Company's end customers that accounted for greater than 10% of revenue in the respective fiscal years:

Year Ended	*December 28, 2002*	*December 29, 2001*	*December 30, 2000*
Customer A	16%	12%	–%
Customer B	–	15	46
Customer C	–	13	–

Two of our distributors, Uniquest and Edom Technology, each selling products to several end customers in Asia, represented 20% and 16% of our fiscal 2002 revenues, respectively. No other distributor accounted for more than 10% of our revenues in fiscal years 2002, 2001 or 2000.

As of December 28, 2002, two distributors and one end customer accounted for 29%, 26% and 12% of gross accounts receivable, respectively. As of December 29, 2001, two distributors and one end customer accounted for 21%, 21% and 10% of gross accounts receivable, respectively. As of December 30, 2000, two end customers accounted for 58% and 11% of gross accounts receivable, respectively.

Revenue Recognition

Revenue from product sales direct to customers is recognized upon title transfer, which generally occurs upon shipment. Certain of the Company's sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, the Company defers revenue and gross profit on such sales until the product is sold by the distributors to the end customer.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $527,000, $472,000 and $717,000 in the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Stock-Based Compensation

FASB SFAS No. 123, Accounting for Stock-based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to continue to account for its employee stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company's basis for electing accounting treatment under APB Opinion No. 25 is principally due to the satisfactory incorporation of the dilutive effect of these shares in the reported earnings per share calculation and the presence of pro forma supplemental disclosure of the estimated fair value methodology prescribed by SFAS No. 123 and SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data):

Year Ended	*December 28, 2002*	*December 29, 2001*	*December 30, 2000*
Net income (loss) - as reported	$ 20,717	$(45,573)	$ 14,017
Total stock-based compensation cost, net of related tax effects included in the determination of net income as reported	5,173	5,276	3,761
The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(25,137)	(18,482)	(8,658)
Pro forma net income (loss)	$ 753	$(58,779)	$ 9,120
Earnings per share			
Basic - as reported	$ 0.44	$ (0.99)	$ 0.37
Basic - pro forma	$ 0.02	$ (1.28)	$ 0.24
Diluted - as reported	$ 0.41	$ (0.99)	$ 0.29
Diluted - pro forma	$ 0.02	$ (1.28)	$ 0.19

Other Comprehensive Income (Loss)

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in the financial statements. There were no material differences between net income (loss) and comprehensive income (loss) during any of the periods presented.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Segment Information

The Company has one operating segment, mixed-signal communication integrated circuits (ICs), consisting of eight product areas. The Company's chief operating decision maker is considered to be the Chief Executive Officer and Chairman of the Board. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the consolidated level.

Approximately $144.7 million, $48.7 million and $22.1 million of the Company's revenues were from export sales for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively. The operations and assets of the Company's wholly owned subsidiaries were immaterial in all periods presented.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

Year Ended	*December 28, 2002*	*December 29, 2001*	*December 30, 2000*
Net income (loss) - as reported	$ 20,717	$ (45,573)	$ 14,017
Basic:			
Weighted-average shares of common stock outstanding	48,780	48,431	43,628
Weighted-average shares of common stock subject to repurchase	(1,361)	(2,517)	(5,302)
Shares used in computing basic net income (loss) per share	47,419	45,914	38,326
Effect of dilutive securities:			
Weighted-average shares of common stock subject to repurchase	1,130	–	5,131
Convertible preferred stock and warrants	–	–	3,235
Stock options	2,262	–	2,096
Shares used in computing diluted net income (loss) per share	50,811	45,914	48,788
Basic net income (loss) per share	$ 0.44	$ (0.99)	$ 0.37
Diluted net income (loss) per share	$ 0.41	$ (0.99)	$ 0.29

Approximately 2,156,000, 4,199,000 and 462,000 weighted-average dilutive potential shares of common stock have been excluded from the diluted net income (loss) per share calculation for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively, as their impact would have been anti-dilutive.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Nos. 141 and 142, Business Combinations and Goodwill and Other Intangible Assets. SFAS No. 141 replaces Accounting Principles Board Opinion (APB) No. 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 141 and SFAS No. 142 are effective for all business combinations completed after June 30, 2001. Upon a company's adoption of SFAS No. 142, a company ceases to amortize goodwill recorded for business combinations consummated prior to July 1, 2001, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141 are reclassified to goodwill. Companies are required to adopt SFAS No. 142 for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on December 30, 2001, the beginning of fiscal 2002. In connection with the adoption of SFAS No. 142, the Company has performed a transitional goodwill impairment assessment. The adoption of SFAS No. 141 and SFAS No. 142 did not have a material impact on the Company's results of operations and financial position since the Company's existing balances of goodwill and other intangible assets were not significant.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Since the Company is continuing to account for stock-based compensation according to APB 25, adoption of SFAS No. 148 requires the Company to provide prominent disclosures about the effects of SFAS No. 123 on reported net income (loss) and will require the Company to disclose these effects in the interim financial statements as well.

3. Goodwill and Other Intangible Assets

The components of intangible assets are as follows (in thousands):

	Workforce	*Customer Base*	*Acquired Technology*	*Patents*	*Goodwill*	*Total*
Balance at December 30, 2000	$ 309	$ 922	$ 863	$ 104	$ 37,488	$ 39,686
Amortization	(168)	(101)	(106)	(40)	(4,187)	(4,602)
Write-down of assets	(6)	(821)	(757)	–	(33,301)	(34,885)
Balance at December 29, 2001	135	–	–	64	–	199
Adjustments	(135)	–	–	–	135	–
Acquisition of assets	–	–	–	350	–	350
Amortization	–	–	–	(62)	–	(62)
Write-down of assets	–	–	–	–	(37)	(37)
Net balance at December 28, 2002	$ –	$ –	$ –	$ 352	$ 98	$ 450

During fiscal 2001, the Company performed an assessment of the carrying value of the Company's long-lived assets recorded in connection with the Company's acquisitions of Krypton and SNR. This assessment was performed pursuant to SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. The Company performed this assessment because it became aware of the following factors and circumstances:

- The revenue streams associated with those assets had decreased significantly since their acquisition and the Company did not expect to have any significant or identifiable future cash flows related to those assets;
- The Company determined that further development or alternative uses of the acquired technologies were remote; and
- The Krypton office was closed in August 2001 and the related workforce had since either ceased to work for the Company or been reassigned to new projects which were unrelated to the projects on which they previously worked.

The Company compared the carrying value for those assets that had separately identifiable cash flows to the projected undiscounted future cash flows to be derived from those assets over their remaining estimated useful lives. The Company placed no value on those assets that did not have separately identifiable cash flows as the factors normally judged to constitute future value, such as the expectation of future business, revenues and/or cash flows, the expectation of ongoing development of new products, the good name and reputation of the acquired company, etc. appeared to be absent.

As a result of this assessment, the Company concluded that the value of those assets had become permanently impaired and recorded charges for $33.3 million and $37,000 to write-down related goodwill in fiscal 2001 and 2002, respectively, and $1.6 million to reduce the carrying value of related intangible assets to their fair value in fiscal 2001.

4. Equity Investment in a Non-Publicly Traded Company

On June 14, 2002, the Company made an equity investment in a start-up venture, ASIC Design Services, Inc. (ADS), with an initial investment of $1.3 million in the form of convertible-preferred stock. ADS is engaged in the design and development of proprietary integrated circuits (ICs) used in networking devices.

The Company has a contingent obligation to make two additional convertible-preferred stock investments in ADS totaling $2.7 million based on ADS' achievement of certain milestones and the satisfaction of other conditions. Additionally, the Company has an exclusive right, but not the obligation, to purchase ADS for $15 million in cash or common stock in connection with the occurrence of certain events.

At December 28, 2002, the Company's voting interest in ADS was less than 20% of the total ownership of ADS. However, the Company determined, based on APB Opinion No. 18 The Equity Method of Accounting for Investments in Common Stock and other relevant guidance that it has the ability to exercise significant influence, but not control, over the management of ADS as a result of its contractual rights, rights as an equity stockholder, ability to designate a member of ADS' Board of Directors, which the Company has done, and its position as their primary funding source for future operations. Therefore, the Company has accounted for its investment in ADS using the Hypothetical Liquidation at Book Value (HLBV) method under the equity method of accounting. The Company is using the HLBV method to determine its equity investment loss because the Company believes that it is unlikely that the other stockholders could bear their proportionate share of ADS' loss. Under this method, the Company's loss is equivalent to ADS' cash expenditures for the period.

For the fiscal year ended December 28, 2002, the Company recorded an equity investment loss of $0.7 million from its investment in ADS, included in other expense.

5. Long-Term Liabilities

The Company has a revolving line of credit agreement (the Agreement) with a commercial bank. Under the provisions of the Agreement, the line of credit allows for borrowings of up to the lesser of $5 million or 80% of eligible accounts receivable at the bank's prime lending rate (4.25% as of December 28, 2002). The bank facility is secured by the Company's accounts receivable, inventory, capital equipment and other unsecured assets (excluding intellectual property). At December 28, 2002 and December 29, 2001, a letter of credit for $0.4 million relating to a building lease was outstanding under the facility. As a result, available borrowings under this facility were $4.6 million at December 28, 2002 and December 29, 2001. There are covenants related to net worth and liquidity associated with this line of credit, with which the Company is in compliance as of December 28, 2002.

Long-term debt and leases consist of the following:

	December 28, 2002 (in thousands)	*December 29, 2001 (in thousands)*
Note payable, at 9.08%, payable in monthly installments of $24,800 through March 1, 2003 with a $200,600 interest payment due at maturity	$ –	$ 351
Note payable, at 9.77%, payable in monthly installments of $4,100 through June 1, 2003	–	68
Note payable, at 9.91%, payable in monthly installments of $14,000 through September 1, 2003	–	270
Note payable, at 10.22%, payable in monthly installments of $5,800 through December 1, 2003	–	126
Note payable, at 6.71%, payable in monthly installments of $30,600 through February 28, 2003 with a $243,200 interest payment due at maturity	–	411
Note payable, at 6.92%, payable in monthly installments of $19,300 through July 31, 2003 with a $152,900 interest payment due at maturity	–	347
Note payable, at 7.13%, payable in monthly installments of $40,000 to $46,000 through April 30, 2004 with a $399,200 interest payment due at maturity	–	1,184
Note payable, at 7.5%, payable in monthly installments of $9,900 to $11,400 through April 30, 2004 with a $98,100 interest payment due at maturity	–	292
Capital lease obligations	–	353
	–	3,402
Current portion	–	(2,039)
Long-term portion	$ –	$1,363

The notes payable and capital lease obligations represent borrowings from three institutional financing providers for equipment financing. In fiscal 2002, the Company made prepayments of $2.4 million to extinguish all of its outstanding obligations to these financing providers.

6. Stockholders' Equity

Preferred Stock

As of December 28, 2002 and December 29, 2001, no shares of preferred stock were outstanding. On March 23, 2000, simultaneously with the closing of the Company's initial public offering, all outstanding shares of the Company's Redeemable Convertible Preferred Stock were converted on a one-for-two ratio into an aggregate of 13,884,190 shares of the Company's common stock. Also upon completion of the public offering, the number of authorized shares of preferred stock increased from 8,000,000 to 10,000,000 shares. The Company's board of directors will have the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each of the series.

Common Stock

The Company had 48,903,731 shares of common stock outstanding as of December 28, 2002. Of these shares, 814,932 shares were unvested and are subject to rights of repurchase that lapse according to a time based vesting schedule.

As of December 28, 2002, the Company had reserved shares of common stock for future issuance as follows:

Employee Stock Option Plans	9,281,491
Employee Stock Purchase Plan	709,005
Total shares reserved	9,990,496

On January 2, 2003, the amount of shares reserved for the 2000 Stock Incentive Plan and the Employee Stock Purchase Plan automatically increased by 2,445,187 and 244,519, respectively.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Company's board of directors on January 5, 2000. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value at semi-annual intervals. As of December 28, 2002, a total of 883,787 shares of the Company's common stock were authorized for issuance under the Purchase Plan. There were 77,460 and 67,981 shares issued under the Purchase Plan in fiscal 2002 and fiscal 2001, respectively.

Stock Option/Stock Issuance Plans

In fiscal 2000, the Company's board of directors and stockholders approved the 2000 Stock Incentive Plan (the 2000 Plan). The 2000 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company's common stock, (ii) the discretionary issuance of common stock directly to employees (direct issuance shares), (iii) the granting of special below-market stock options to executive officers and other highly compensated employees of the Company for which the exercise price can be paid using earnings deductions and (iv) the automatic issuance of stock options to non-employee board members. Upon the Company's initial public offering, the 2000 Plan incorporated all stock options and direct issuance shares outstanding under the 1997 Stock Option/Stock Issuance Plan (the 1997 Plan). Under the 1997 Plan, employees, members of the Company's board of directors and independent advisors were granted stock options or were issued direct issuance shares as a direct purchase or as a bonus for services rendered to the Company. In connection with the acquisition of Krypton in fiscal 2000, the Company assumed outstanding options for 90,449 shares of the Company's common stock.

The 2000 Plan and the 1997 Plan contain similar terms. The direct issuance shares and the stock options contain vesting provisions ranging from four to eight years. If permitted by the Company, stock options can be exercised immediately and, similar to the direct issuance shares, are subject to repurchase rights which generally lapse in accordance with the vesting schedule. The repurchase rights provide that upon certain defined events, the Company can repurchase unvested shares at the price paid per share. The term of each stock option is no more than ten years from the date of grant. At December 28, 2002, 15, 456, 160 shares were authorized for issuance under the 2000 Plan. No further options or direct issuances may be granted under the 1997 Plan.

The Company recorded no deferred stock compensation in fiscal 2002. The Company recorded deferred stock compensation of $3,294,000 and $9,492,000 in connection with stock options granted or assumed for 160,000 shares and 297,697 shares of common stock during fiscal 2001 and 2000, respectively. These amounts represent the difference between the exercise price of the stock option and the market price or the subsequently deemed fair value of the Company's common stock. The deferred stock compensation is amortized over the vesting periods of the applicable options, resulting in amortization expense of $5,173,000, $5,276,000 and $3,761,000 for fiscal years 2002, 2001 and 2000, respectively.

During fiscal 1999 and 1998, the Company made full recourse loans to employees of $1,267,500 and $147,500, respectively, in connection with the employees' purchase of shares through exercises of options. These full recourse notes are secured by the shares of stock, are interest bearing at rates ranging from 1.8% to 5.9%, have terms of five years, and must be repaid upon the sale of the underlying shares of stock. The Company has collected principal payments on these notes for $566,000, $384,000 and $270,000 in fiscal years 2002, 2001 and 2000, respectively. The remaining balance of shareholder notes as of December 28, 2002 is $228,000. No loans were issued during fiscal 2002, 2001 or 2000.

A summary of the Company's stock option and direct issuance activity and related information follows:

	Shares Available For Grant	*Outstanding Options And Direct Issuances*	*Exercise Prices*	*Weighted-Average Exercise Price*
Balance at January 1, 2000	1,009,272	2,380,226	$ 0.05 – $16.00	$ 2.52
Additional shares reserved	2,090,449	–	–	–
Granted and assumed	(2,413,331)	2,413,331	0.00 – 74.75	30.92
Exercised	–	(573,308)	0.00 – 31.00	2.98
Cancelled	138,834	(138,834)	1.75 – 57.50	31.38
Repurchase and cancellation of unvested shares	25,000	–	2.50 – 10.00	2.80
Balance at December 30, 2000	850,224	4,081,415	0.00 – 74.75	18.26
Additional shares reserved	2,462,349	–	–	–
Granted	(3,110,300)	3,110,300	0.00 – 34.97	16.46
Exercised	–	(370,641)	0.00 – 15.44	1.58
Cancelled	175,599	(175,599)	0.28 – 66.00	21.51
Repurchase and cancellation of unvested shares	13,667	–	0.05 – 2.00	1.76
Balance at December 29, 2001	391,539	6,645,475	0.00 – 74.75	18.26
Additional shares reserved	2,432,003	–	–	–
Granted	(2,136,850)	2,136,850	18.33 – 37.90	24.11
Exercised	–	(237,567)	0.00 – 31.00	6.28
Cancelled	194,224	(194,224)	2.00 – 66.00	26.46
Repurchase and cancellation of unvested shares	50,041	–	1.25 – 5.00	1.90
Balance at December 28, 2002	930,957	8,350,534	$ 0.00 – $74.75	$19.91

In additon, the following table summarizes information about stock options that were outstanding and exercisable at December 28, 2002.

	Outstanding			*Exercisable*	
Range of Exercise Prices	*Number of Options*	*Weighted-Average Remaining Contractual Life in Years*	*Weighted-Average Exercise Price*	*Number of Options*	*Weighted-Average Exercise Price*
$ 0.00 – $ 1.25	825,269	5.64	$ 0.59	782,769	$ 0.62
$ 1.75 – $ 5.00	633,963	6.68	$ 2.59	633,963	$ 2.59
$10.00 – $15.00	558,641	7.57	$12.67	350,997	$11.62
$15.10 – $20.24	2,804,181	8.70	$16.66	666,491	$16.29
$20.45 – $31.00	2,683,300	8.81	$25.77	399,135	$28.42
$31.69 – $48.88	438,955	8.34	$41.41	60,210	$40.67
$52.69 – $74.75	406,225	7.53	$56.61	195,737	$56.74
$ 0.00 – $74.75	8,350,534	8.13	$ 19.91	3,089,302	$13.58

Pro forma information regarding net income (loss) is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock-based awards to employees under the fair value method of that Statement. The fair value of these stock-based awards was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Year Ended	*December 28, 2002*	*December 29, 2001*	*December 30, 2000*
Employee Stock Option Plans:			
Expected stock price volatility	85%	85%	88%
Risk-free interest rate	3.9%	4.6%	6.2%
Expected life (in years)	4.9	5.1	5.6
Dividend yield	–	–	–
Employee Stock Purchase Plan:			
Expected stock price volatility	85%	85%	88%
Risk-free interest rate	3.2%	3.5%	5.0%
Expected life (in months)	16	14	14
Dividend yield	–	–	–

The weighted-average fair values of options granted during fiscal 2002, 2001 and 2000 were $16.40, $12.09 and $26.80, respectively. The weighted-average fair values for purchase rights granted under the Purchase Plan for fiscal 2002, 2001 and 2000 were $10.74, $10.05 and $11.94 respectively.

For purposes of pro forma disclosure, the estimated fair value of the Company's stock-based awards to employees is amortized to expense over the vesting period of the underlying instruments. The Company's pro forma information is as follows (in thousands, except per share data):

Year Ended	*December 28, 2002*	*December 29, 2001*	*December 30, 2000*
Pro forma net income (loss)	$753	$(58,779)	$9,120
Pro forma basic net income (loss) per share	0.02	(1.28)	0.24
Pro forma diluted net income (loss) per share	0.02	(1.28)	0.19

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock-based awards to employees.

7. Commitments and Contingencies

The Company leases its facilities under operating lease agreements that expire at various dates through 2007. Some of these arrangements contain renewal options, and require the Company to pay taxes, insurance and maintenance costs.

Rent expense under operating leases was $2,002,000, $1,724,000 and $1,065,000 for fiscal 2002, 2001 and 2000, respectively.

The minimum annual future rentals under the terms of these leases at December 28, 2002 are as follows (in thousands):

Fiscal Year	
2003	$2,093
2004	2,088
2005	2,144
2006	1,691
2007	1,022
Thereafter	–
Total minimum lease payments	9,038
Minimum Sublease Rental Income	(22)
Total net minimum lease payments	$ 9,016

The Company is involved in various legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position or results of operations.

On August 7, 2001, TDK Semiconductor Corporation commenced a lawsuit against the Company for alleged willful infringement by its direct access arrangement (DAA) products of a TDK-held patent. TDK's complaint seeks unspecified treble damages, costs and attorneys' fees, and an injunction. On September 27, 2001, the Company served and filed an answer to TDK's complaint, in which the Company denied infringement and asserted that TDK's patent is invalid. On March 27, 2002, the Company filed an amended answer and counterclaims in which the Company claimed that the TDK-held patent is unenforceable due to inequitable conduct and asserted counterclaims seeking a declaration that the TDK-held patent is invalid, not infringed and unenforceable. On November 6, 2002, a motion for summary judgment for non-infringement was brought by the Company before the U.S. District Court, Central District of California. The court refused to grant the Company's request for a summary judgment that it did not infringe TDK's patent as a matter of law. On January 6, 2003, the court extended discovery through July 3, 2003, set a final date for all summary judgment motions of August 4, 2003, and extended the trial date to November 2003. The Company is currently in the discovery phase of this litigation. This lawsuit has involved, and may continue to involve, significant expense and may also divert management's time and attention from other aspects of the Company's business. The Company intends to vigorously contest this case, however, the Company is unable at this time to determine whether the outcome of the litigation will have a material impact on its results of operations, cash flows or financial condition in any future period.

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court, Southern District of New York against the Company, four of its officers individually and the three investment banking firms who served as representatives of the underwriters in connection with the Company's initial public offering of common stock which became effective on March 23, 2000. On April 19, 2002, a consolidated amended complaint, which is now the operative complaint, was filed in the same court. The action is being coordinated with over 300 other nearly identical actions filed against other companies. These claims are premised on allegations that the registration statement and prospectus for the Company's initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The action seeks damages in an unspecified amount. A court order dated October 9, 2002 dismissed without prejudice numerous individual defendants, including the four officers of our Company who had been named individually. On July 15, 2002, the Company moved to dismiss all claims against it and the individual defendants. The court has not ruled on this motion. Many of the parties in these actions, including the Company, are participating in mediation discussions. Although these discussions are underway, there is no assurance that such discussions will result in any meaningful progress for an acceptable settlement. The Company intends to vigorously contest this case, and is unable at this time to determine whether the outcome of the litigation will have a material impact on its results of operations, cash flows or financial condition in any future period.

8. Income Taxes

As of December 28, 2002, the Company had state research and development credit carryforwards of approximately $671,000. The credit carryforwards do not expire.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Significant components of the Company's deferred taxes as of December 28, 2002 and December 29, 2001 are as follows (in thousands):

	December 28, 2002	*December 29, 2001*
Deferred tax liabilities:		
Depreciable assets	$1,597	$1,242
Prepaid expense	486	182
	2,083	1,424
Deferred tax assets:		
Research and development tax credit carryforward	671	464
Reserves and allowances	1,164	1,083
Deferred income on shipments to distributors	3,653	1,088
Accrued liabilities and other	808	389
	6,296	3,024
Net deferred taxes	$4,213	$1,600

Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	December 28, 2002	December 29, 2001	December 30, 2000
Current:			
Federal	$13,811	$ (1,436)	$10,695
State	396	(215)	917
Total Current	14,207	(1,651)	11,612
Deferred:			
Federal	(3,517)	(1,031)	202
State	(100)	(121)	18
Total Deferred	(3,617)	(1,152)	220
	$10,590	$(2,803)	$11,832

The Company's provision (benefit) for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate to income (loss) before income taxes as a result of the following:

	December 28, 2002	December 29, 2001	December 30, 2000
Pre-tax book income (loss) at statutory rate	35.0%	(35.0)%	35.0%
State taxes, net of federal benefit	1.1	(0.2)	4.0
Non-deductible intangible amortization and impairment charges	–	27.1	–
Non-deductible deferred compensation expense	5.9	3.8	5.1
Other permanent items	(4.6)	(0.5)	2.5
Tax credits	(3.6)	(1.0)	(0.8)
	33.8%	(5.8)%	45.8%

The exercise of certain stock options which have been granted under the 2000 Plan results in compensation which is includable in the taxable income of the exercising option holder and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the exercised stock options and, in accordance with APB No. 25, such compensation is not recognized as an expense for financial accounting purposes; however, the related tax benefits are recorded as an increase to additional paid-in capital.

Substantially all of the Company's operating income was generated from domestic operations during fiscal 2002. Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provision for U.S. federal and/or state income taxes has been provided thereon.

The U.S. Internal Revenue Service has selected the Company's 1999 and 2000 federal income tax returns for examination. Management believes that the results of the examination will not materially affect the financial position or results of operations of the Company.

9. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for the benefit of substantially all employees. To be eligible for the 401(k) Plan, employees must have reached the age of 21. Participants may elect to contribute up to 15% of their compensation to the 401(k) Plan. The Company may make discretionary matching contributions of up to 10% of a participant's compensation as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company's contributions to the 401(k) Plan vest over four years at a rate of 25% per year. The Company contributed $320,000, $269,000 and $219,000 to the 401(k) Plan during fiscal 2002, 2001 and 2000, respectively.

Supplementary Financial Information (unaudited)

All of the quarterly periods reported here had thirteen weeks. Quarterly financial information for fiscal 2002 and 2001 (in thousands, except per share amounts):

	Fiscal 2002				*Fiscal 2001*			
	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenues	$60,196	$51,786	$41,185	$28,849	$23,583	$ 19,925	$16,120	$14,437
Cost of revenues	25,794	22,747	19,304	12,094	9,583	8,544	7,375	6,428
Gross profit	34,402	29,039	21,881	16,755	14,000	11,381	8,745	8,009
Operating expenses:								
Research and development	8,364	7,379	8,211	8,047	7,728	7,672	7,070	6,508
Selling, general and administrative	10,249	8,653	8,299	6,676	5,858	5,362	4,746	4,090
Goodwill amortization	–	–	–	–	–	–	2,084	2,103
Impairment of goodwill and other intangible assets	37	–	–	–	–	34,885	–	–
Amortization of deferred stock compensation	1,267	1,293	1,308	1,305	1,295	1,319	1,331	1,331
Operating expenses	19,917	17,325	17,818	16,028	14,881	49,238	15,231	14,032
Operating income (loss)	14,485	11,714	4,063	727	(881)	(37,857)	(6,486)	(6,023)
Other income (expense):								
Interest income	406	351	367	458	684	856	1,047	1,037
Interest expense	(168)	(150)	(148)	(151)	(173)	(179)	(201)	(198)
Other income (expense)	(352)	(286)	(9)	–	(2)	1	(3)	2
Income (loss) before income taxes	14,371	11,629	4,273	1,034	(372)	(37,179)	(5,643)	(5,182)
Provision (benefit) for income taxes	4,547	3,747	1,618	678	(801)	(651)	(757)	(594)
Net income (loss)	$ 9,824	$ 7,882	$ 2,655	$ 356	$ 429	$(36,528)	$ (4,886)	$(4,588)
Net income (loss) per share:								
Basic	$ 0.20	$ 0.17	$ 0.06	$ 0.01	$ 0.01	$ (0.79)	$ (0.11)	$ (0.10)
Diluted	$ 0.19	$ 0.16	$ 0.05	$ 0.01	$ 0.01	$ (0.79)	$ (0.11)	$ (0.10)
Weighted-average common shares outstanding:								
Basic	47,956	47,703	47,482	47,129	46,659	46,210	45,840	45,367
Diluted	50,542	50,519	50,901	51,283	50,890	46,210	45,840	45,367

Supplementary Financial Information (unaudited)

As of a percentage of revenues	*Fiscal 2002*				*Fiscal 2001*			
	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	42.9	43.9	46.9	41.9	40.6	42.9	45.8	44.5
Gross profit	57.1	56.1	53.1	58.1	59.4	57.1	54.2	55.5
Operating expenses:								
Research and development	13.9	14.2	19.9	27.9	32.8	38.5	43.9	45.1
Selling, general and administrative	17.0	16.7	20.2	23.1	24.8	26.9	29.4	28.3
Goodwill amortization	–	–	–	–	–	–	12.9	14.6
Impairment of goodwill and other intangible assets	0.1	–	–	–	–	175.1	–	–
Amortization of deferred stock compensation	2.1	2.5	3.2	4.5	5.5	6.6	8.3	9.2
Operating expenses	33.1	33.4	43.3	55.5	63.1	247.1	94.5	97.2
Operating income (loss)	24.0	22.7	9.8	2.6	(3.7)	(190.0)	(40.3)	(41.7)
Other income (expense):								
Interest income	0.7	0.7	0.9	1.5	2.9	4.3	6.5	7.2
Interest expense	(0.3)	(0.3)	(0.4)	(0.5)	(0.7)	(0.9)	(1.2)	(1.4)
Other income (expense)	(0.5)	(0.7)	–	–	–	–	–	–
Income (loss) before income taxes	23.9	22.4	10.3	3.6	(1.5)	(186.6)	(35.0)	(35.9)
Provision (benefit) for income taxes	7.6	7.2	3.9	2.4	(3.4)	(3.3)	(4.7)	(4.1)
Net income (loss)	16.3%	15.2%	6.4%	1.2%	1.9%	(183.3)%	(30.3)%	(31.8)%

Reconciliation Table of GAAP to Non-GAAP Financial Measures (in thousands, except per share data)

	Fiscal 2002				Fiscal 2001			
	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Revenues	$60,196	$51,786	$41,185	$28,849	$23,583	$ 19,925	$16,120	$14,437
Operating income (loss)	$14,485	$11,714	$ 4,063	$ 727	$ (881)	$(37,857)	$(6,486)	$(6,023)
Non-cash adjustments:								
Goodwill amortization	–	–	–	–	–	–	2,084	2,103
Impairment of goodwill and other intangible assets	37	–	–	–	–	34,885	–	–
Amortization of deferred stock compensation	1,267	1,293	1,308	1,305	1,295	1,319	1,331	1,331
Non-cash adjustments	1,304	1,293	1,308	1,305	1,295	36,204	3,415	3,434
Adjusted operating income (loss)	$15,789	$13,007	$ 5,371	$ 2,032	$ 414	$ (1,653)	$ (3,071)	$(2,589)
Adjusted operating margin	26.2%	25.1%	13.0%	7.0%	1.8%	(8.3)%	(19.1)%	(17.9)%
Net income (loss)	$ 9,824	$ 7,882	$ 2,655	$ 356	$ 429	$(36,528)	$(4,886)	$(4,588)
Non-cash adjustments:								
Goodwill amortization	–	–	–	–	–	–	2,084	2,103
Impairment of goodwill and other intangible assets	37	–	–	–	–	34,885	–	–
Amortization of deferred stock compensation	1,267	1,293	1,308	1,305	1,295	1,319	1,331	1,331
Non-cash adjustments	1,304	1,293	1,308	1,305	1,295	36,204	3,415	3,434
Adjusted net income (loss)	$11,128	$ 9,175	$ 3,963	$ 1,661	$ 1,724	$ (324)	$ (1,471)	$(1,154)

	Fiscal Year				
	2002	*2001*	*2000*	*1999*	*1998*
Operating income (loss)	$30,989	$(51,247)	$22,973	$14,661	$(3,452)
Non-cash adjustments:					
Write off of in-process research and development	–	–	394	–	–
Goodwill amortization	–	4,187	3,307	–	–
Impairment of goodwill and other intangible assets	37	34,885	–	–	–
Amortization of deferred stock compensation	5,173	5,276	3,761	976	8
Non-cash adjustments	5,210	44,348	7,462	976	8
Adjusted operating income (loss)	$36,199	$ (6,899)	$30,435	$15,637	$(3,444)
Net income (loss)	$20,717	$(45,573)	$ 14,017	$11,040	$(3,397)
Non-cash adjustments:					
Write off of in-process research and development	–	–	394	–	–
Goodwill amortization	–	4,187	3,307	–	–
Impairment of goodwill and other intangible assets	37	34,885	–	–	–
Amortization of deferred stock compensation	5,173	5,276	3,761	976	8
Non-cash adjustments	5,210	44,348	7,462	976	8
Adjusted net income (loss)	$25,927	$ (1,225)	$21,479	$12,016	$(3,389)
Shares used in computing earnings (loss) per share and adjusted earnings (loss) per share	50,811	45,914	48,788	43,657	9,129
Adjusted earnings (loss) per share – diluted	$ 0.51	$ (0.03)	$ 0.44	$ 0.28	$ (0.37)

Corporate Directory

Directors

Navdeep S. Sooch
Silicon Laboratories Inc.
Chairman of the Board and
Chief Executive Officer

William G. Bock
CenterPoint Ventures
General Partner

J. Berry Cash
InterWest Partners
General Partner

Jeffrey W. Scott
Silicon Laboratories Inc.
Vice President

David R. Welland
Silicon Laboratories Inc.
Vice President

William P. Wood
Austin Ventures
General Limited Partner

Executive Officers

Navdeep S. Sooch
Chairman of the Board and
Chief Executive Officer

Daniel A. Artusi
President and Chief Operating Officer

Russell J. Brennan
Vice President and Chief Financial Officer

David P. Bresemann
Vice President

Bradley J. Fluke
Vice President

Gary R. Gay
Vice President

Edmund G. Healy
Vice President

Jonathan D. Ivester
Vice President

Jeffrey W. Scott
Vice President

David R. Welland
Vice President

Corporate Information

Stock Listing: Common stock traded on Nasdaq National Market™ System

Symbol: SLAB

Options: The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

Legal Counsel

Andrews & Kurth LLP
111 Congress Avenue, Suite 1700
Austin, TX 78701

Fish & Neave
1251 Avenue of the Americas
New York, NY 10020

Independent Auditors

Ernst & Young LLP
700 Lavaca Street, Suite 1400
Austin, TX 78701

Transfer Agent and Registrar

Equiserve Trust Company N.A.
150 Royall Street
Canton, MA 02021

Annual Meeting

The Silicon Laboratories Inc. annual meeting will be held on Thursday, April 24, 2003, at 9:30 a.m. at the Ladybird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas.

Investor Relations

For more information on Silicon Laboratories, or additional copies of this report or our Annual Report on Form 10-K, please visit our website, www.silabs.com, or contact:

Investor Relations
Silicon Laboratories Inc.
4635 Boston Lane
Austin, TX 78735
Tel: 512-464-9498
Fax: 512-428-1555
Email: investor.relations@silabs.com

Stock Data

As of February 24, 2003, there were 293 holders of record of the Company's Common Stock.

The following tables set forth, for the periods indicted, the range of high and low per-share sales prices of the Company's Common Stock as reported by the Nasdaq National Market.

Fiscal Year Ended December 28, 2002	*High*	*Low*
First Quarter	$39.65	$21.56
Second Quarter	37.54	21.39
Third Quarter	29.09	16.40
Fourth Quarter	30.40	17.10

Fiscal Year Ended December 29, 2001		
First Quarter	$26.00	$11.25
Second Quarter	28.99	14.23
Third Quarter	24.20	12.95
Fourth Quarter	41.24	10.23

Design by Curtis Group, Austin, Texas



Silicon Laboratories Inc.
4635 Boston Lane
Austin, Texas 78735
512.416.8500
www.silabs.com